UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-34827
(Check One): ☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2013
☐ Transition Report on Form 10-K                ☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F                 ☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION
Full Name of Registrant         Molycorp, Inc.

Former Name if Applicable    ____________________________________
Address of principal executive office (Street and number)
5619 Denver Tech Center Parkway, Suite 1000
City, state and zip code       Greenwood Village, Colorado 80111

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20‑F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
As disclosed in the Company's current report on Form 8-K filed with the Commission on August 8, 2013, the Company intends to file an amended quarterly report on Form 10-Q/A for the three months ended March 31, 2013, to correct certain errors that were the result of material weaknesses in the Company's internal control over financial reporting as of March 31, 2013. The Company is still evaluating its internal control over financial reporting for prior interim and annual periods, which could result in additional material weaknesses.
Accordingly, until the Company determines whether a material weakness exists in prior interim and annual periods, the Company will be unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2013 (the “Form 10-Q”). The delay could not be eliminated without unreasonable effort or expense. The Company will file the Form 10-Q as soon as practicable after resolution of this issue.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification
               Michael F. Doolan                    (416) 367-8588 ext. 335
(Name)             (Area Code) (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Molycorp, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

MOLYCORP, INC.
Date: August 9, 2013	By: /s/ Michael F. Doolan
Name: Michael F. Doolan Title: Executive Vice President and Chief Financial Officer